

July 23, 2020

Jia Liu
Chief Financial Officer
Recon Technology, Ltd
Room 1902, Building C, King Long International Mansion
No. 9 Fulin Road, Beijing, 100107
People's Republic of China

> **Re: Recon Technology, Ltd**
> **Registration Statement on Form F-3**
> **Filed July 17, 2020**
> **File No. 333-239910**

Dear Ms. Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony W. Basch